

OFFERING MEMORANDUM

facilitated by



Devoured LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Devoured LLC
State of Organization	MO
Date of Formation	05/05/2021
Entity Type	Limited Partnership
Street Address	4111 Oak St, Kansas City MO, 64111
Website Address	www.devouredpopup.com

(B) Directors and Officers of the Company

Key Person	Jhyesah Coulter
Position with the Company Title First Year	 CEO / Owner 2021
Other business experience (last three years)	• **Waste Redirection Program Manager | Kansas City, MO** (*Kanbe's Markets, Aug 2020 - Aug 2021*) — Coordinated & facilitated systems, documentation, and processed data for "ugly produce" redirection plans. Created relationships with other organizations for partnerships. Trained volunteers & employees on systems. • **Sous Chef | Executive Kitchen | Kansas City, MO** (*UMB Bank, Jan 2020 - Apr 2020*) — *Created new menu items, ordered product, inventory tracking, and led a kitchen crew through services. Worked alongside executive chef for many different clients in the UMB Executive Suite. Provided quality control and preparation for each dish.* • **Graphic Designer | Kansas City, MO** (*KCSourcelink, Oct 2018 - Jan 2020*) — *Provided graphic design, marketing strategies, and photography for UMKC Innovation Center's Programs, KCSourceLink, MOSourceLink, Digital Sandbox, Urban Business Growth Initiative, and The Missouri Small Business Development Center. Developed marketing strategies includes advertisements, signage, slide decks, social media strategies, catalogs, and other products designed to fulfill analytics.*

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Jhyesah Coulter	100%

(D) The Company's Business and Business Plan

Traction & Validation

- Orange By: Devoured is a micro concept by Devoured Pizza. This micro concept is to assist with building a team, streamlining operations, and utilizing this space to filter in capital for Devoured's sit down location.
- Devoured Pizza is currently a pop-up restaurant concept that specializes in hand tossed pizza made to order, combining eclectic ingredients and flavors on our pizzas as well as "Snackums", our version of small plates.
- Some examples of our pizza profiles are jalapeño bacon jam, black garlic ricotta, and butternut squash puree, just to name a few. The snackums are an array of food items such as risotto balls, gambas al ajillo (shrimp in garlic), and lots more.

The Team

Jhy Coulter, Owner

When Jhy Coulter turned in a design project at University of Missouri - Kansas City in 2017, she had no way of knowing that four years later it would become a popular pop-up pizza concept.

Known as "Backyard Specials", Devoured Pizza was born in Coulter's backyard in 2020 during the COVID-19 pandemic. Prior to COVID, Coulter dabbled in and out of a local pizzeria, lived abroad as an English teacher, worked as a freelance graphic designer and cut her teeth under chef Brandon Winn at Webster House. The design world never felt like the right place for her, so she began cooking more and more and started an Instagram to share her creations with the world.

During this time, she also entered one of chef Matty Matheson's Instagram contests to win a Gozney Roccbox portable oven and ended up winning in 2019. By 2020, she was still working on recipes in her own kitchen, but had finally found a home working as a sous chef in Kansas City. Like many in the industry, though, a few months later found her unemployed and antsy to get back into the kitchen. She decided to volunteer with her previous restaurant family at Webster, making meals for people in need during the pandemic. Around that same time, Coulter was inspired by pop-ups in Spain arranged at local cafés and venues — with her own portable oven in tow, Coulter began working on her signature homemade pizza dough.

Coulter spent months refining the dough and tweaking her favorite flavor combinations before inviting friends and family over for her backyard specials. Once news of her pizza started to spread, Jhy's opportunities for partnerships quickly grew. Devoured specializes in collaborative events which create a "vibe" that opens up the community to try new and exciting things. Wine bars and lounges make it easy to enjoy the atmosphere with Devoured — these specialty locations pair well with their eclectic pizza combinations.

What are Devoured Pizza's future plans? — Coulter has purchased a truck with future plans to develop it into a catering vehicle. Her next steps are to elevate the pop-up and move into a Brick & Mortar space when the time is right. She says "Devoured is still a baby, we want to make sure she continues to grow but doesn't blow out quickly, we know people are excited for Devoured's future but we have to be mindful of each step we take with it".

As Devoured grows into year two, Coulter is focusing on private events and catering, as well as continuing to partner with local businesses that she loves. If you'd like to support Devoured, follow them on social media and get out to an event to eat some 'za!

Competitive Advantage

Orange By: Devoured is here to reinvigorate what pizza in Kansas City could be and should be. An unpretentious yet modern view of what we're missing in pizza.

- We started as a mobile pizza operation and it is pretty rare to see this in Kansas City. We are on the ground with the pizza and the people and we think that gives us an edge over our competitors.
- We intend to continue to pop-up for local events as a way to continue to fill that gap in the market.
- We know of one competitor that offers this option, but in only one flavor. Our pizza flavor combinations can't be found in any other pizzeria in the city and we pride ourselves on using local and fresh ingredients.
- Within a brick & mortar space, we plan to implement a sustainability plan by using "ugly produce", controlling and reducing our waste, as well as donating leftover food.
- This is a huge part of our mission to provide food to those in need and decrease food waste within restaurants. We would also like to include a market space designated to highlight and share other local products to pizza guests.

WHO IS JHY COULTER?

I AM... A CREATIVE / FOODIE / PIZZA CHEF & OWNER

- Jhy grew up Olathe, KS
- Was an only child & was raised by her single mother, Gala :)
- Often alone with her wild ideas & creative thoughts performing experiments with baby powder & water in her room (foreshadowing!)
- Traveling abroad drastically transformed her life, her worldview, & inspired much of what Devoured is today

Location

- It is finally time to take the leap to expand our mobile pizza operation and establish roots. We are outgrowing our set up and are very limited in what and how much we can serve our community.
- We are ready to create a real atmosphere where Kansas Citians can have somewhere to pop in, enjoy, and be part of something special with Orange By: Devoured.
- We are securing a space in the Martini Corner district of Kansas City. We need help with our build out.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$75,000
Offering Deadline	April 14, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Kitchen Equipment	$30,000	$45,000
Contractors & Architects	$15,000	$30,000
Cooking Equipment	$15,000	$20,000
Services	$9,937	$20,630
Mainvest Compensation	$5,063	$8,370
TOTAL	$75,000	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT

WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	4.0 - 6.6%[2]
Payment Deadline	2029-06-30
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.76%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 4.0% and a maximum rate of 6.6% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$75,000	4.0%
$87,250	4.7%
$99,500	5.3%
$111,750	5.9%
$124,000	6.6%

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	100
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Jhyesah Coulter	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Square Financial Services, Inc.	$1,774	14.5%	02/01/2024	Loan Term 18 months
Goldman Sachs	$1,688	26.24%	02/02/2027	Loan Term 48 months

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Orange By: Devoured has been operating since May 2021 and has since achieved the following milestones:

- Opened as a popup business operating throughout the Kansas City Region

- Achieved revenue of $16,205 in 2021 which then grew to $78,934 in 2022

- In 2021, Cost of Goods Sold (COGS) equalled $8,322, which represented a gross profit margin of 51%. In 2022, COGS were then $13,760 the following year, which implied gross profit margin of 83%.

- Achieved net profit of $567 in 2021 which then grew to $41,843.52 in 2022.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Orange By: Devoured forecasts the following milestones:

- Secure lease in Kansas City, MO by end of Feb. 2023

- Achieve $350K revenue per year by end of 2023

- Achieve $120K profit / year

Other outstanding debt or equity

As of January 2023, Devoured LLC has debt of $3,462 outstanding and a cash balance of 15,891. This debt is sourced primarily from short term lines of credit and will be senior to any investment raised on Mainvest. In addition to the Devoured LLC's outstanding debt and the debt raised on

Mainvest, Devoured LLC may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$300,000	$412,000	$453,200	$498,520	$548,372
Cost of Goods Sold	$75,000	$103,000	$113,300	$124,630	$137,093
Gross Profit	$225,000	$309,000	$339,900	$373,890	$411,279
EXPENSES					
Rent	$10,000	$10,000	$10,000	$10,000	$10,000
Utilities	$10,000	$10,250	$10,506	$10,768	$11,037
Salaries	$40,000	$41,000	$42,025	$43,075	$44,151
Insurance	$1,000	$1,000	$1,000	$1,000	$1,000
Equipment Lease	$8,000	$8,200	$8,405	$8,615	$8,830
Repairs & Maintenance	$4,000	$4,100	$4,202	$4,307	$4,414
Legal & Professional Fees	$2,000	$2,050	$2,101	$2,153	$2,206
Dues & Subscriptions	$7,000	$7,175	$7,354	$7,537	$7,725
Car/Truck/Travel	$5,000	$5,125	$5,253	$5,384	$5,518
Operating Profit	$138,000	$220,100	$249,054	$281,051	$316,398

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$16,205.47	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$16,205.47	$0
Cost of Goods Sold	$8,322.60	$0
Taxes Paid	$0	$0
Net Income	$-661.22	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS,

MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V